BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

December 23, 2020

BNY Mellon Municipal Funds, Inc.

240 Greenwich Street
New York, New York  10286

Re:       Fee Waiver – BNY Mellon High Yield Municipal Bond Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon High Yield Municipal Bond Fund (the "Fund"), a series of BNY Mellon Municipal Funds, Inc. (the "Company"), as follows:

The fund’s investment adviser, BNYM Investment Adviser has contractually agreed, until December 31, 2021, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of Class A, Class C, Class I, Class Y and Class Z shares of the fund (including Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, interest expenses, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .95%, 1.68%, .68%, .67% and .76%, respectively.  On or after December 31, 2021, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to December 31, 2021, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon MUNICIPAL Funds, Inc.,

On Behalf of BNY Mellon High Yield Municipal Bond Fund

By: /s/James Windels

       James Windels

       Treasurer